Exhibit 99.26

Canopy Growth Corporation issues options

SMITHS FALLS, ON, June 30, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or “the Corporation”) has granted an aggregate of 1,600,000 options on June 28, 2017 to purchase common shares to five Officers of the Corporation to be vested in accordance to the terms of the Corporation’s Option Plan. All of the foregoing options shall have an exercise price equal to $8.18 per share, the closing price on June 28, 2017.

ABOUT CANOPY GROWTH CORPORATION

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

NOTICE REGARDING FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2017/30/c7387.html

%SEDAR: 00029461E

For further information: Tyler Burns, Investor Relations, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 17:00e 30-JUN-17